EXHIBIT 99.2



  RADVISION Launches Free Application for Mobile Devices to Control and Manage
                               Video Conferences

           New SCOPIA Mobile Extends SCOPIA Conferencing Solution to
     Apple iPhone, iPod touch and BlackBerry Devices Press Release Source:

RADVISION(R) Ltd. On Tuesday March 23, 2010, 8:00 am EDT TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced SCOPIA Mobile, extending the SCOPIA conferencing solution to the latest generation of mobile devices. SCOPIA Mobile is a free application providing control and management of video conferences hosted on the SCOPIA Elite MCU with iPhone%C2%AE&index=2&md5=ffcbf272e66e0d7bd23f294cc8166cb4">Apple(R) iPhone(R), iPod+touch%C2%AE&index=3&md5=e27324205f65ffc8c0fce46808f739ca">iPod touch(R) and BlackBerry%C2%AE&index=4&md5=7a31bfab9f68ce8748b64c449ebf4aa4">
BlackBerry(R) smartphones.

SCOPIA Elite is the centerpiece of RADVISION's new and comprehensive SCOPIA next generation conferencing solution. SCOPIA Elite delivers the industry's first standards-based MCU with the combination of 1080p, 720p, and H.264 Scalable Video Coding (SVC). Utilizing the latest in DSP technology, SCOPIA Elite supports 1080p processing, telepresence connectivity, dynamic resource allocation, and individual video layouts for each participant yielding uncompromised high definition support.

The free SCOPIA Mobile application is a natural extension to the SCOPIA conferencing solution leveraging the increasing smartphone and mobile digital device penetration amongst enterprise users. SCOPIA Mobile provides the ability to directly control and manage video conferences through the touch screen interfaces of widely available and inexpensive mobile devices.

Examples of what SCOPIA Mobile users can do today:

     o Manage meeting participants such as mute the audio of a noisy user, start or stop the video of a user, or even disconnect a disruptive meeting participant.

     o Control a meeting such as start or pause recording, start or stop streaming, lock a conference, extend the meeting time, and terminate individual participants or the entire meeting.

     o    Rearrange the screen layout for each individual participant.

     o Invite additional participants (video conferencing room systems, telephones, etc.) including access to corporate directories.

     o View participant statistics such as codecs in use, resolution, network speed and loss to assist in basic troubleshooting.

"SCOPIA Mobile enhances the conferencing experience through mobile devices that nearly every business user carries with them wherever they go," said Roberto Giamagli, General Manager, Networking Business Unit of RADVISION. "We anticipate follow on releases of SCOPIA Mobile to have even greater reach and support additional devices such as the Apple iPad(TM), in addition to enhanced functionality as these devices evolve in their capabilities."

SCOPIA Mobile is available for immediate download through the RADVISION web site at http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.radvision
..com%2Fmobile&esheet=6224082&lan=en_US&anchor=www.radvision.com%2Fmobile&index=9
&md5=8d6ea0016f0d83e325c92feca7d91b6c.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2
Fwww.radvision.com&esheet=6224082&lan=en_US&anchor=www.radvision.com&index=11&md
5=f7202824608c0394fb664c8b5ed7430e.

Apple(R), iPhone(R), iPod touch(R) and iPad(TM) are trademarks of Apple Inc., registered in the U.S. and other countries.

BlackBerry(R) is a trademark of Research In Motion Limited in the U.S. and other countries.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Adi Sfadia,
+1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net